SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1



                           CABOT OIL & GAS CORPORATION
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   127097 10 3
                      (CUSIP Number of Class of Securities)

        Donald E. Gaines                           Andrew Bor, Esq.
        Puget Sound Energy, Inc.  with a copy to:  Perkins Coie LLP
        411 - 108th Avenue N.E.                    1201 Third Avenue, 48th Floor
        Bellevue, Washington  98004-5515           Seattle, Washington  98101
        (425) 454-6363                             (206) 583-8577


--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                                   May 6, 1999
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

------------

         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

--------------------------------                  ------------------------------

CUSIP No.   127097 10 3                                       Page 2 of 6 Pages
          ----------------------
--------------------------------                  ------------------------------
---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Puget Sound Energy, Inc.  910374630
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
    2                                                                        (b)
---------- ---------------------------------------------------------------------
           SEC USE ONLY
    3
---------- ---------------------------------------------------------------------
           SOURCE OF FUNDS*
    4      OO
---------- ---------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
    5
---------- ---------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           Washington
---------- ---------------------------------------------------------------------
                             SOLE VOTING POWER
                         7
      NUMBER OF              1,972,174
                        ---- ---------------------------------------------------
        SHARES               SHARED VOTING POWER
     BENEFICIALLY        8
       OWNED BY              0
                        ---- ---------------------------------------------------
         EACH                SOLE  DISPOSITIVE POWER
      REPORTING          9
        PERSON               1,972,174
                        ---- ---------------------------------------------------
         WITH                SHARED DISPOSITIVE POWER
                        10
                             0
---------- ---------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           1,972,174
---------- ---------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ____
   12
---------- ---------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           7.4%
---------- ---------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   14
           CO
---------- ---------------------------------------------------------------------

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Item 1.  Security and Issuer.

         This Schedule 13D relates to the Class A Common Stock, $.10 par value per share (the "Class A Common Stock"), of Cabot Oil & Gas Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are 15375 Memorial Drive, Houston, Texas 77079.

Item 2.  Identity and Background.

         Puget Sound Energy, Inc., a Washington corporation ("PSE"), hereby files this Schedule 13D to amend and supplement the Schedule 13D originally filed by Washington Energy Company ("WeCo") on May 13, 1994. On May 2, 1994, the Issuer, WeCo and a wholly owned subsidiary of WeCo consummated a statutory merger (the "Cabot/WeCo Merger") and, as consideration therefor, WeCo acquired 2,133,000 shares of Class A Common Stock and 1,134,000 shares of the 6% Convertible Redeemable Preferred Stock of the Issuer (the "Preferred Stock"), which shares of Preferred Stock are convertible into 1,972,174 shares of Class A Common Stock (the shares of Class A Common Stock and Preferred Stock acquired pursuant to the Cabot/WeCo merger will be referred to below as the "Merger Shares").

         On February 10, 1997, WeCo and its wholly owned subsidiary, Washington Natural Gas Company, merged with and into Puget Sound Power & Light Company, which later changed its name to PSE (the "WeCo/PSE Merger"). As a result, PSE became the beneficial owner of the Merger Shares. PSE is an investor-owned public utility furnishing electric and gas service in a territory covering approximately 6000 square miles of Washington state. The address of PSE's principal business and principal office is 411 - 108th Avenue N.E., Bellevue, Washington, 98004-5515.

         During the last five years, neither PSE nor, to the best of its knowledge, any director or executive officer of PSE, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither PSE nor, to the best of its knowledge, any director or executive officer of PSE, has at any time been subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such law.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of Class A Common Stock covered by this Schedule 13D are 1,972,174 shares of Class A Common Stock issuable upon conversion of 1,134,000 shares of Preferred Stock held by PSE (the "Covered Shares"). All of such shares were originally acquired by WeCo upon consummation of the Cabot/WeCo Merger. Subsequently, PSE became the beneficial owner of the shares upon consummation of the WeCo/PSE Merger.

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

Item 4.  Purpose of Transaction

         The covered shares were acquired for investment purposes, and PSE has no intention at the present time of increasing or decreasing its level of ownership of Class A Common Stock or any other securities of the Issuer. However, subject to compliance with applicable laws and certain contractual obligations described below, the Reporting Person may at any time decide to increase or decrease its equity position in the Issuer by Purchasing additional shares of Class A Common Stock or other securities of the Issuer or by selling some or all of the Covered Shares. Such purchases or sales could occur in the open market or through privately negotiated transactions.

         Except as set forth above or as described in Item 6 of this Schedule 13D, PSE does not have any current plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person is the beneficial owner of 1,972,174 shares of Class A Common Stock that are issuable upon conversion of 1,134,000 shares of Preferred Stock held directly by PSE. Such 1,972,174 shares of Class A Common Stock represent approximately 7.4% of the sum of (i) the total number of shares of Class A Common Stock outstanding as of April 30, 1999, and (ii) the 1,972,174 shares of Class A Common Stock issuable upon conversion of the 1,134,000 shares of Preferred Stock held by PSE.

         (b) PSE has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, all of the shares of Class A Common Stock covered by this Schedule 13D.

         (c) On May 6, 1999, PSE sold 2,133,000 shares of the Issuer's Class A Common Stock that it held directly. This amendment to the Schedule 13D originally filed by WeCo on May 13, 1994 is being filed to report this disposition. The 2,133,000 shares sold by PSE represented approximately 8.6% of the Issuer's outstanding shares of Class A Common Stock, based on the number of shares of Class A Common Stock outstanding as of April 30, 1999. The shares were sold in a privately negotiated transaction for a purchase price of $17-9/16 per share (before expenses associated with the sale).

         (d)      Not applicable.

         (e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         PSE, by the WeCo/PSE Merger, is a party to certain agreements that were originally entered into by WeCo, its wholly owned subsidiary and the Issuer in connection with the Cabot/WeCo Merger, including but not limited to the Agreement of Merger, a Registration Rights Agreement and a Standstill and Right of First Refusal Agreement. Under those agreements, Issuer and PSE have certain contractual rights and obligations that relate to or affect the shares of Class A Common Stock and Preferred Stock covered by this Schedule 13D. Such rights and obligations include but are not limited to the following:

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

                  (a) the right of PSE under certain circumstances to require registration by the Issuer under the Securities Act of 1933, as amended, of some or all of the shares of Class A Common Stock issuable upon conversion of the shares of Preferred Stock now held by PSE;

                  (b) the obligation of PSE generally to refrain from acquiring or seeking to acquire, without the prior approval of the Issuer's Board of Directors, any of the assets or businesses of the Issuer or any additional securities of the Issuer, other than such number of shares of Class A Common Stock that will result in PSE being the owner of 20% of voting stock of the Issuer;

                  (c) the obligation of PSE generally to refrain from transferring any portion of the Merger Shares to any person if, as a result thereof, the person would hold more than 5% of the outstanding voting power of the Issuer;

                  (d) the obligation of PSE generally to refrain from (i) making or participating in any proxy solicitation with respect to any securities of the Issuer; (ii) soliciting or seeking to effect any form of business combination or other extraordinary transaction involving the Issuer; (iii) depositing any voting securities of the Issuer in a voting trust; (iv) soliciting any offer by any person or group to acquire any voting securities of the Issuer held by PSE;
(v) seeking or proposing to influence or control the management of the Issuer other than by exercise of its voting rights; (vi) acquiring control of any entity that owns more than 1% of the then outstanding shares of Class A Common Stock; and (vii) acquiring control of any entity that owns more than 1% of the then outstanding shares of any other class of voting securities of the Issuer; and

                  (e) the obligation of PSE, if it proposes to sell any or all of the shares of Preferred Stock, generally to offer to sell such shares to the Issuer prior to consummating the proposed sale.

         A copy of each of the Agreement of Merger and the Registration Rights Agreement and the Standstill and Rights of First Refusal Agreement is included as an exhibit to the Schedule 13D originally filed by WeCo on May 13, 1994 (SEC File No. 0005-41563), and the terms and conditions thereof are incorporated herein by this reference thereto.

Item 7.  Material to be Filed as Exhibits

         Not Applicable





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





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      May 26, 1999                 By: Donald E.Gaines
-----------------------------          ---------------------------------------
           Date                             Signature
                                      Donald E. Gaines
                                      Treasurer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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